Response to SEC letters dated August 19, 2009 and September 8, 2009.

Registrant:	Metabolic Research, Inc. (Commission file # 000-25879)

Regarding Documents:	Forms 10-K (2008) and 10-Q (3/2009)

Dated:	September 17, 2009

From:	Ms. T. W. Owen (Treasurer and Chief Financial Officer)

Contact Number:	(702) 263-7070

I am in receipt of your correspondence dated August 19, 2009 proposing revisions and additional disclosures to the 10-K filed 2008 and 10-Q filed 3/2009 and your correspondence dated September 8, 2009.

Our recent telephone conferences with Commission staff members and conferences with our corporate counsel have been useful in preparation for our response to your concerns.  We are currently reviewing the concerns addressed in the subject comment letters and will need additional time to respond.  The auditor and the former accountant are providing much of the necessary information as they are the individuals that are best informed on the historical matters at hand.  However the Company’s current accountant is abroad until 9/24/2009 therefore making some of the relevant work-papers and his participation unavailable until the last week of the month.  Therefore I am requesting an extension until 10/05/2009 be granted to comply with the SEC request.

Thank You,

/s/ T. W. Owen

Metabolic Research, Inc.